82-5769

02 FEB -1 AM 8:03

UFJ Holdings, Inc


02002862

SUPPL

Address: UFJ Holdings, Inc.
1-1, Otemachi 1-chome, Chiyoda-ku,
Tokyo 100-8114, JAPAN
Facsimile: 81-3-3212-5867
Telephone: 81-3-3212-5458

FACSIMILE TRANSMISSION COVER MEMORANDUM

DATE: February 1, 2002
TO: Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Attn.: Mr. Paul Dudek, Mail Stop 3-9
FACSIMILE NUMBER: 001-1-202-942-9624
FROM: Emi Matsumoto, Group Planning Department
NUMBER OF PAGES: 12 (including this page)
RE: Information Furnished Pursuant to 12g-3-2(b)

dw 2/11

* If you do not receive all pages please contact us immediately.



UFJ

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

February 1, 2002

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

(Translation)

January 29, 2002

To: Stockholders

5-6, Fushimimachi 3-chome, Chuo-ku, Osaka
UFJ Holdings, Inc.
Hideo Ogasawara, President & CEO

CONVOCATION NOTICE OF EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

Dear Sirs and Madams:

We are pleased to advise you that the Extraordinary General Meeting of Stockholders will be held at the Tokyo Headquarters of UFJ Holdings, Inc.(the "Company"), at 1-1, Otemachi 1-chome, Chiyoda-ku, Tokyo, at 10:00 a.m. on Thursday, February 14, 2002 to act on the matters listed below. Your attendance is respectfully requested.

If you will not be able to attend the meeting, you may exercise your voting right by a document; in this case, after examining the referential documents as set forth below, please indicate your intention to vote "for" or "against" the motions in, and affix your seal to, the voting instruction form enclosed herewith and send that form to us.

(When attending the meeting on the said date, please submit the voting instruction form enclosed herewith to the reception of the meeting place, as such form is used as an attendance card.)

Agenda

Matters to be resolved:

Agenda Item No. 1: Draw down of capital surplus

Outlines of the agenda item are as set forth in "Referential Documents with respect to Exercise of the Voting Rights" below.

Agenda Item No. 2: Partial amendment to the Articles of Incorporation

Outlines of the agenda item are as set forth in "Referential Documents with respect to Exercise of the Voting Rights" below.

(Translation)

Referential Documents with respect to Exercise of the Voting Rights

Aggregate Number of Shares with Voting Rights Held by Stockholders:
4,735,116 shares

Notice to U.S. Stockholders

This business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of Japan, which are different from those of the United States. Financial statements included in the documents, if any, have been prepared in accordance with Japanese accounting standards, which may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Agenda Items and Referential Matters

Agenda Item No. 1: Draw Down of Capital Surplus

This agenda is to propose that the Company shall draw down ¥1 trillion from its capital surplus (¥2,882,953,996,160) to transfer the equivalent amount to retained earnings.

The purpose of draw down is to keep sufficient retained earnings to repurchase and hold its own stock, which a subsidiary bank may come to hold, as treasury stock and to cancel those stocks in the future.

[Reference]

NON-CONSOLIDATED BALANCE SHEET OF THE COMPANY

September 30, 2001	Millions of Yen
Current Assets	1,157
Cash and Due from Banks	572
Others	585
Non-current Assets	4,233,265
Tangible Fixed Assets	3
Intangible Fixed Assets	256
Investments and other assets	4,233,005
Investments in Subsidiaries (Stock)	3,882,953
Investments in Subsidiaries (Bond)	250,000
Others	100,051
Deferred Charges	1,350
Total Assets	4,235,772
Liabilities and Stockholders' Equity	
Liabilities:	
Current Liabilities	2,498
Short-term Borrowings	1,500
Taxes Payable	121
Reserve for Employee Bonus	27
Others	849
Non-current Liabilities	350,121
Bonds	350,000
Reserve for Retirement Benefits	121
Total Liabilities	352,619
Stockholders' Equity:	
Capital Stock	1,000,000
Capital Surplus	2,882,953
Retained Earnings	241
Treasury Stock	(42)
Total Stockholders' Equity	3,883,153
Total Liabilities and Stockholders' Equity	4,235,772

*Amounts less than one million yen are omitted.
*The accumulated amount of depreciation of tangible fixed assets is ¥0 million.
*All "Bonds" are subordinated bonds.

Agenda Item No. 2: Partial amendment to the Articles of Incorporation

(Reason for amendment and substance of the agenda item)

Revision of the commercial law eases regulation on acquisition and possession of treasury stock together with amendment on rules for stocks. Therefore, UFJ Holdings, Inc. hereby confers with our shareholders on making necessary amendments about relevant articles of the Articles of Incorporation.

In addition, we hereby shorten the term of office of the directors and make necessary amendments regarding the conversion of preferred shares into ordinary shares.

The details of the changes are as follows.

Table of Present Article and Proposed Amendment

(Changes are indicated by underlines.)

Present Article	Proposed Amendment	Reason for Amendment
CHAPTER II **SHARES**	**CHAPTER II** **SHARES**	
Article 5. *(Total Number of Shares)* The total number of shares authorized to be issued by the Company shall be 20,280,000 shares, the details of which shall be as set forth below; provided, however, that in case cancellation of ordinary shares or cancellation or conversion of preferred shares into ordinary shares is made, the number of shares authorized to be issued shall be reduced by the number of shares so cancelled or converted: Ordinary shares: 18,000,000 shares Class I preferred shares: 50,000 shares Class II preferred shares: 200,000 shares	**Article 5.** *(Total Number of Shares)* The total number of shares authorized to be issued by the Company shall be 20,251,805 shares, the details of which shall be as set forth below; provided, however, that in case cancellation of ordinary shares or cancellation or conversion of preferred shares into ordinary shares is made, the number of shares authorized to be issued shall be reduced by the number of shares so cancelled or converted: Ordinary shares: 18,000,000 shares Class I preferred shares: 21,858 shares Class II preferred shares: 200,000 shares	A necessary amendment due to conversion of Class I and Class III preferred shares to the common shares.

Present Article	Proposed Amendment	Reason for Amendment
Class III preferred shares: 50,000 shares Class IV preferred shares: 150,000 shares Class V preferred shares: 150,000 shares Class VI preferred shares: 80,000 shares Class VII preferred shares: 200,000 shares Class VIII preferred shares: 700,000 shares Class IX preferred shares: 700,000 shares	Class III preferred shares: 49,947 shares Class IV preferred shares: 150,000 shares Class V preferred shares: 150,000 shares Class VI preferred shares: 80,000 shares Class VII preferred shares: 200,000 shares Class VIII preferred shares: 700,000 shares Class IX preferred shares: 700,000 shares	
Article 6. *(Cancellation of Shares)* 1. The Company may, by a resolution of the Board of Directors, purchase up to five hundred thousand (500,000) of its own shares for cancellation by appropriation of profits. 2. In addition to the immediately preceding paragraph, the Company may, by a resolution of the Board of Directors, purchase up to two million (2,000,000) of its own shares while not exceeding the aggregate purchase price of two trillion (2,000,000,000,000) yen for cancellation by appropriation of capital surplus reserve. 3. The cancellation provided for in the two (2) immediately preceding paragraphs and the cancellation of shares by a resolution of an ordinary general meeting of shareholders shall be made with respect to the ordinary shares and/or one or more shares of each class of preferred shares.	Article 6. Deleted.	Deleted as the procedure on acquisition and retirement of treasury stocks are amended. (Amendment of Commercial Code and abolition of Special Law for the Retirement of Stock)

Present Article	Proposed Amendment	Reason for Amendment
Article 7. *(Par Value Shares, Non-Par Value Shares, and Non-Issuance of Fractional Share Certificates)*	**Article 7.** Deleted.	Deleted as the classification of par value shares and non-par value shares, and fractional share were abolished. (Amendment of Commercial Code)
1. The ordinary shares to be issued by the Company shall be par value shares and the par value of each par value share shall be fifty thousand (50,000) yen.		
2. The preferred shares to be issued by the Company shall be non-par value shares.		
3. The Company shall not issue share certificates for fractional shares.		
Article 8. *(Rights of Holders of Fractional Shares)*	**Article 8.** Deleted.	Deleted as the rights of the holders of fractional shares stipulated in this Article are legally provided. (Amendment of Commercial Code)
1. The holders of fractional shares shall have a right to receive dividends and interim dividends.		
2. In addition to the immediately preceding paragraph, in case the shareholders (including beneficial shareholders; hereinafter the same apply) are, by a resolution of the Board of Directors, entitled to the warrants to subscribe for new shares or the subscription rights appertaining to the convertible bonds or bonds with warrants, the holders of fractional shares shall also be entitled to such warrants or subscription rights.		
Article 11. *(Record Date)*	**Article 11.** *(Record Date)*	
1. The Company shall deem shareholders appearing on the last register of shareholders as of March 31 every year as	1. The Company shall deem shareholders appearing on the	Changed with deletion of the

Present Article	Proposed Amendment	Reason for Amendment
the shareholders who shall be entitled to exercise their rights at the ordinary general meeting of shareholders for the relevant term.	last register of shareholders(which include substantial shareholders, same as below)as of March 31 every year as the shareholders who shall be entitled to exercise their rights at the ordinary general meeting of shareholders for the relevant term.	Article 8.
2. In addition to the immediately preceding paragraph, the Company may temporarily set the record date whenever necessary, subject to a resolution of the Board of Directors and upon giving a prior public notice thereof.	2. Same as at present	
CHAPTER III **PREFERRED SHARES**	**CHAPTER III** **PREFERRED SHARES**	
Article 19. *(Mandatory Conversion into Ordinary Shares)*	Article 19. *(Mandatory Conversion into Ordinary Shares)*	
1. Any of classes I through VIII preferred shares, with respect to which a request of conversion has not been made during the period available for conversion request, shall be mandatorily converted into such number of ordinary shares as shall be obtained by dividing the amount equivalent to the relevant subscription money of preferred share by the daily average price of closing market prices (including closing bid or offered price) of the ordinary shares of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the thirty (30) consecutive trading days (excluding a trading day on which no closing price or closing bid or offered price is reported) commencing on the forty-fifth (45th) trading day prior to the Mandatory	1. Any of classes I through VIII preferred shares, with respect to which a request of conversion has not been made during the period available for conversion request, shall be mandatorily converted into such number of ordinary shares as shall be obtained by dividing the amount equivalent to the relevant subscription money of preferred share by the daily average price of closing market prices (including closing bid or offered price) of the ordinary shares of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the thirty (30) consecutive trading days (excluding a trading day on which no closing price or closing bid or offered price	A necessary amendment as the classification of par value shares and non-par value shares is abolished. (Amendment of Commercial Code)

Present Article	Proposed Amendment	Reason for Amendment
Conversion Date; however, calculation of the average price shall be made to units of ten (10) yen, and by rounding up to the nearest one hundred (100) yen when equal to or more than fifty (50) yen and disregarding amounts less than fifty (50) yen. In this situation, in the case that the relevant average price shall be under the higher of either the par value of the ordinary shares or the following provided price, preferred shares shall be converted into such number of ordinary shares as shall be obtained by dividing the higher of the either price of the relevant subscription money of the preferred shares. Class I preferred shares: 750,000 yen per share Class II preferred shares: 750,000 yen per share Class III preferred shares: 806,500 yen per share Class IV preferred shares: 564,500 yen per share Class V preferred shares: 564,500 yen per share Class VI preferred shares: 497,600 yen per share Class VII preferred shares: 493,000 yen per share Class VII preferred shares: Amount determined by a Resolution of the Board Of Directors upon Issuance therof, not Less than 300,000 yen Per share 2. The substance of classes I. through VII preferred shares, the relevant subscription	is reported) commencing on the forty-fifth (45th) trading day prior to the Mandatory Conversion Date; however, calculation of the average price shall be made to units of ten (10) yen, and by rounding up to the nearest one hundred (100) yen when equal to or more than fifty (50) yen and disregarding amounts less than fifty (50) yen. In this situation, in the case that the relevant average price shall be under the following provided price, preferred shares shall be converted into such number of ordinary shares as shall be obtained by dividing the following provided price of the relevant subscription money of the preferred shares. Class I preferred shares: 750,000 yen per share Class II preferred shares: 750,000 yen per share Class III preferred shares: 806,500 yen per share Class IV preferred shares: 564,500 yen per share Class V preferred shares: 564,500 yen per share Class VI preferred shares: 497,600 yen per share Class VII preferred shares: 493,000 yen per share Class VII preferred shares: Amount determined by a Resolution of the Board Of Directors upon Issuance therof, not Less than 300,000 yen Per share	

Present Article	Proposed Amendment	Reason for Amendment
money pursuant to the immediately preceding paragraph shall be the numbers as follows: Class I preferred shares: 3,000,000 yen per share Class II preferred shares: 3,000,000 yen per share Class III preferred shares: 2,000,000 yen per share Class IV preferred shares: 2,000,000 yen per share Class V preferred shares: 2,000,000 yen per share Class VI preferred shares: 1,000,000 yen per share Class VII preferred shares: 1,000,000 yen per share	2. Same as at present	
3. In the calculation of the number of ordinary shares provided for in the first paragraph of this Article 19, in case any number less than one hundredth (1/100) of a share is produced, the case of consolidation of shares provided for in the Commercial Code shall apply *mutatis mutandis*.	3. Same as at present	
CHAPTER V **DIRECTORS AND BOARD OF DIRECTORS**	**CHAPTER V** **DIRECTORS AND BOARD OF DIRECTORS**	
Article 27. *(Method of Election)*	**Article 27.** *(Method of Election)*	
1. The directors shall be elected at a general meeting of shareholders.	1. Same as at present	
2. A resolution for the election provided for in the immediately preceding		Changed as the

Present Article	Proposed Amendment	Reason for Amendment
paragraph shall be adopted by a majority vote of the shareholders present at the relevant meeting who shall hold in the aggregate not less than one-third (1/3) of the total number of issued shares with voting rights issued and outstanding.	2. A resolution for the election provided for in the immediately preceding paragraph shall be adopted by a majority vote of the shareholders present at the relevant meeting who shall hold in the aggregate not less than one-third (1/3) of the total stockholder's voting rights.	quorum of an election resolution of a director is revised on the basis of the number of voting rights. (Amendment of Commercial Code)
3. Cumulative voting shall not be used for the election of directors.	3. Same as at present	
Article 28. *(Term of Office)*	Article 28. *(Term of Office)*	
The term of office of the directors shall expire at the closing of the ordinary general meeting of shareholders concerning the last fiscal term within two (2) years after their assumptions of office.	The term of office of the directors shall expire at the closing of the ordinary general meeting of shareholders concerning the last fiscal term within one (1) year after their assumptions of office.	The term of office is shortened in order to clarify a director's responsibility for management and to build the management organization, which can respond to change of business environment promptly.
CHAPTER VI CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS	CHAPTER VI CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS	
Article 34. *(Method of Election)*	Article 34. *(Method of Election)*	
1. The corporate auditors shall be elected at a general meeting of shareholders.	1. Same as at present	
2. A resolution for election as provided for in the immediately preceding paragraph shall be adopted by a majority vote of the shareholders present at the relevant meeting who shall hold in the aggregate not less than one-third (1/3) of the total number of issued shares with voting rights issued and outstanding.	2. A resolution for election as provided for in the immediately preceding paragraph shall be adopted by a majority vote of the shareholders present at the relevant meeting who shall hold in the aggregate not less than one-third (1/3) of the total stockholder's voting rights.	Changed as the quorum of an election resolution of an auditor is revised on the basis of the number of voting rights. (Amendment of Commercial Code)